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Exhibit 99.(a)(5)(A)

[PRIMORIS SERVICES CORPORATION LETTERHEAD]

FOR IMMEDIATE RELEASE

PRIMORIS SERVICES CORPORATION COMMENCES TENDER OFFER
FOR $4.5 MILLION OF ITS OUTSTANDING COMMON STOCK PURCHASE WARRANTS

        Lake Forest, CA—November 26, 2008—Primoris Services Corporation (NasdaqGM: PRIM; PRIMU; PRIMW) ("Primoris" or "Company"), one of the largest specialty contractors and engineering companies in the United States, today announced that its Board of Directors has authorized a "modified Dutch auction" tender offer to purchase for cash up to a maximum of $4.5 million worth of the Company's common stock purchase warrants (collectively, "the Warrants") at a price per Warrant of not less than $0.85 and not greater than $1.20. Primoris commenced the tender offer today, November 26, 2008, and expects the tender offer to expire at 12:00 Midnight, Eastern Time, on December 24, 2008, unless extended or withdrawn. The maximum number of Warrants proposed to be purchased in the tender offer is 5,294,117 Warrants or approximately 83.9% of the Company's currently outstanding Warrants. Primoris plans to fund this tender offer with cash on hand; at September 30, 2008, Primoris's balance sheet included $76.7 million in cash and equivalents.

        Warrants must be tendered prior to the expiration of the offer, and tenders of existing Warrants may be withdrawn at any time prior to the expiration of the offer. Withdrawn Warrants will be returned to the holder in accordance with the terms of the offer. The tender offer is not conditioned on any minimum number of Warrants being tendered. However, the tender offer is subject to customary conditions.

        MacKenzie Partners, Inc. will act as the Information Agent. The Depositary will be Continental Stock Transfer & Trust Company.

        The modified "Dutch Auction" would allow Primoris's Warrant holders to tender some or all of their Warrants at a price within the specified range and do so without incurring any brokerage fees or commissions. Based on the number of Warrants tendered and the prices specified by the tendering Warrant holders, Primoris will determine the lowest price per Warrant within the range that will enable it to purchase the highest number of Warrants subject to the $4.5 million total repurchase limitation, or such lesser aggregate amount of its Warrants that is properly tendered. All Warrants accepted in the tender offer will be purchased at the same price per Warrant even if a warrant holder tendered at a lower price.

        Primoris currently has approximately 6.3 million Warrants outstanding. Each Warrant entitles the holder to purchase one share of Primoris common stock at a price of $5.00 per share, and is exercisable at any time on or before October 2, 2010, unless earlier redeemed. On November 25, 2008, the closing sale price on the Nasdaq Global Market for the Warrants and the Company's common stock was $0.83 and $4.64, respectively.

        Primoris's executive management team and its Board of Directors are not participating in the tender offer.

        The terms and conditions of the offer are as set forth in the offer to purchase, letter of transmittal and related documentation and will be distributed to holders of the Company's Warrants and filed with the Securities and Exchange Commission ("SEC") today. A copy of the offering documents may be obtained from MacKenzie Partners, Inc., the Information Agent for the offering. MacKenzie's telephone number is (212) 929-5500 (call collect) or (800) 322-2885 (call toll free). Please contact MacKenzie Partners, Inc. with any questions regarding the offering. Neither the Company, its Board of Directors, the Information Agent nor the Depositary is making any recommendation to warrant holders as to whether to participate in the offer.

        Warrant holders are urged to read the relevant tender offer documents when they become available because they will contain important information that warrant holders should consider before making any decision regarding tendering their Warrants. The tender offer materials will be available for free at the SEC's website at http://www.sec.gov. In addition, Primoris warrant holders will be able to obtain a free copy of these documents from the Information Agent as noted above. This press release itself is not intended to constitute an offer or solicitation to buy or exchange securities in the Company, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

        In addition to the offer to purchase, the related letter of transmittal and certain other offer documents, Primoris files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Primoris at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Primoris' filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

About Primoris

        Primoris, through various subsidiaries, is one of the largest specialty contractors and engineering companies in the United States, primarily serving the growing power and energy sectors. Primoris provides a wide range of construction, fabrication, maintenance and replacement services, as well as engineering services to major public utilities, petrochemical companies, energy companies, municipalities and other customers. Primoris is also a leading water and wastewater contractor in the state of Florida, and a specialist in designing and constructing complex commercial and industrial concrete structures in California.

Forward-Looking Statements

        This press release contains certain forward-looking statements, including with regard to the Company's future performance. Words such as "estimated," "believes," "expects," "projects," and "future" or similar expressions are intended to identify forward-looking statements. Forward-looking statements inherently involve risks and uncertainties, including without limitation, those described in this press release and those detailed in the "Risk Factors" section and other portions of the Company's Registration Statement on Form S-4, as amended (File No. 333-150343), and other filings with the SEC, including the Company's Form 10-Q which was filed on November 14, 2008. Primoris does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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  Exhibit 99.(a)(5)(A)